Exhibit 21.1

Subsidiaries of Carbonite, Inc.

Subsidiary	Jurisdiction
6745385 CANADA INC.	Canada
Carbonite China Holdings, LLC	United States (Delaware)
Carbonite India Holdings, LLC	United States (Delaware)
Carbonite Securities Corporation	United States (Massachusetts)
Carbonite Holdings, Inc.	United States (Delaware)
Carbonite International Holdings, B.V.	Netherlands (Amsterdam)